SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A.

April 23, 2021

Commission File Number 000-29374

EDAP TMS S.A.

Parc Activite La Poudrette Lamartine

4/6 Rue du Dauphine

69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EDAP Announces Pricing of Follow-On Offering

LYON, France, April 23, 2021 -- EDAP TMS S.A. (NASDAQ: EDAP) (the “Company”), a global leader in robotic energy-based therapies, announced that the price of its offering of American Depositary Shares (“ADS”), has been set at $6.75 per ADS and that the number of offered ADSs is 4,150,000 for an amount of approximately $28 million. The closing of the offering is expected to occur on April 27, 2021, subject to customary closing conditions.

Piper Sandler is acting as the sole book-running manager for the offering. B. Riley Securities and Lake Street Capital Markets are acting as co-managers for the offering.

A shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s American Depositary Shares was filed with the Securities and Exchange Commission (the “SEC”) and has become effective. The Company will also file a prospectus supplement with respect to the proposed offering. Before purchasing ADSs in the offering, you should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, Minnesota 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by email at prospectus@psc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected closing of the Company’s follow-on offering. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, satisfaction of the closing conditions of the offering. In addition, risks relating to the offering, which are described in the preliminary prospectus supplement and those risks relating to the Company’s business, which are described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Company Contact

Blandine Confort

Investor Relations / Legal Affairs

EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com

Investor Contact

Jeremy Feffer

LifeSci Advisors, LLC

212-915-2568

jeremy@lifesciadvisors.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2021

EDAP TMS S.A.

By:	/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER